Exhibit 21.1

SUBSIDIARIES OF CAPTARIS, INC.

Subsidiary	Jurisdiction of Incorporation

Information Management Research, Inc.	Colorado

Raven Acquisition Corp.	Washington

MediaTel Corporation	Delaware

Captaris International, Inc.	Washington

The following entities are wholly owned subsidiaries of Captaris International, Inc.

Captaris International, PTY Limited	Australia

Captaris GmbH (Deutschland)	Germany

Captaris International B.V.	Netherlands

Captaris Canada Corporation (NSULC)	Nova Scotia, Canada